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                                                                  EXHIBIT (a)(5)

THE FIRST YEARS INC. BOARD APPROVES TENDER OFFER

AVON, Mass., Nov. 19 -- The First Years Inc. (Nasdaq: KIDD) (the "Company "), a leading marketer of products for infants and toddlers, today announced that its Board of Directors has unanimously authorized a modified "Dutch Auction" tender offer to repurchase up to 900,000 shares of the Company's common stock, at a price of not less than $10.65 and not more than $12.65 per share. The closing price of the Company's stock on November 16, 2001 was $10.30.

Under the proposed tender offer, the Company would invite its shareholders to tender the shares at prices specified by the tendering shareholders not in excess of the range of prices noted above. There is no certainty that the Company will purchase all shares tendered in the offer, and in the event of an over-subscription within the specified range, the Company would accept shares on a pro rata basis. The tender offer will be subject to various terms and conditions described in the offering materials to be mailed on or about November 21, 2001 to the Company's shareholders of record as of November 19, 2001.

A self-tender would make a portion of the Company's cash resources available to those shareholders who wish to participate. The Company is making the offer because its Board of Directors believes that, given The First Years' current financial condition and outlook, the shares purchased pursuant to the tender offer are an attractive investment for the Company. The Company has been advised by its officers and directors that they do not intend to tender any shares of common stock pursuant to this tender offer.

Separately, the Board of Directors has authorized the adoption of a Shareholder's Rights Plan. Under the Plan, Common Stock purchase rights will be distributed as of the close of business on November 30, 2001. The Rights will be exercisable only if a person or group acquires or announces a tender or exchange offer which, if successfully consummated, would result in such person or group owning 15% or more of the outstanding Common Stock of the Company. Each Right, once exercisable, will allow the Company's non-acquiring shareholders to purchase, at a price of $25.00 per Right, common stock of the Company having a market value of $50.00. The Company will generally be entitled to redeem the Rights at $0.10 per Right at anytime until a person or group has acquired a 15% stock position. The Rights will expire on November 19, 2006 unless earlier redeemed or exchanged. The initial distribution of Rights is not taxable to shareholders.

A summary of the Rights containing additional details on the plan will be mailed to shareholders of record on or shortly after November 30, 2001, and may also be found in Form 8-A filed with the Securities and Exchange Commission.

About The First Years

The First Years Inc. is a leading international marketer of feeding, soothing, play and care products for infants and toddlers. The Company's distinctive brands include: "The First Years"; licenses from the Walt Disney Company: and "Sesame Street", licensed from the Sesame Workshop.

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Included in this release are certain "forward-looking" statements, involving risks and uncertainty, which may be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements are typically identified by the words: would, believe, expect, anticipate, intend, are confident, estimate and similar expressions, which by their nature refer to future events. Actual future results may differ materially from those anticipated, depending on a variety of factors, which include, but are not limited to, sales trends of The First Years Brand and licensed products, the success of new Disney character refreshed graphics, continued success of market research identifying new product opportunities, successful introduction of new products, continued product innovation, the success of new enhancements to the Company's brand image, growth in international sales, ability to attract and retain key personnel, and growth in sales and earnings. Information with respect to risk factors are contained in Exhibit 99 to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on April 2, 2001. Readers should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not intend to update the information contained in this press release, except as required by law.

The tender offer described in this announcement has not yet commenced. Upon commencement, the Company will file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and other related offer documents). Shareholders of the Company are strongly advised to read the Tender Offer Statement and other related documents when they become available because they will contain important information about the tender offer. The Tender Offer Statement and related documents will be available without charge at the SEC website at www.sec.gov and will be delivered without charge to all eligible shareholders of the Company. Additional copies of these documents will be made available by the Company without charge to all eligible shareholders of the Company who contact the Company as instructed in those documents. The Company strongly advises shareholders to consult their own tax and financial advisors before making any decision about the tender offer.